Exhibit 99.15

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of June 29, 2007 (this “Supplemental Indenture”), is by and among Rogers Cable Inc., a corporation organized under the laws of Province of British Columbia, Canada (hereinafter called “Rogers Cable”), Rogers Cable Communications Inc., a corporation organized under the laws of the Province of Ontario and a wholly-owned subsidiary of Rogers Cable (hereinafter called “RCCI”) and The Bank of New York, a New York banking corporation, as trustee (successor to JPMorgan Chase Bank, N.A.) (hereinafter called the “Trustee”).

WITNESSETH

WHEREAS, Rogers Cable and the Trustee are parties to an indenture dated as of November 30, 2004, as heretofore supplemented (the “Indenture”), pursuant to which Rogers Cable’s 7.25% Senior (Secured) Second Priority Notes due 2011 (the “Notes”) were issued, which Notes constitute “Securities” as that term is defined in the Indenture;

WHEREAS, in accordance with Section 1201 of the Indenture, Rogers Cable has entered into a Pledge Agreement and assigned, deposited with and pledged the Trust Bond to the Trustee pursuant to the Pledge Agreement;

WHEREAS, Rogers Cable desires to permanently terminate the Lien of the Pledge Agreement and other Collateral Documents and any other Lien on the Deed of Trust Collateral (the “Release of Security”) without the consent of the Holders effective as of June 29, 2007;

WHEREAS, Section 1018(a) of the Indenture provides that Rogers Cable may permanently effect the Release of Security without the consent of the Holders in the event that (i) on a pro forma basis giving effect to the release of the security for the Securities and any other Debt of Rogers Cable with similar release provisions, (A) no Debt of Rogers Cable would be outstanding and (B) there would be no availability to Rogers Cable under any bank credit facilities, operating credit facilities or swap agreements, in the case of each of (A) and (B) that is or are secured by a Lien of the Pledge Agreement or any Collateral Document or any other Lien on the Deed of Trust Collateral, (ii) the ratings assigned to the Securities by at least two of the three Rating Agencies are Investment Grade Ratings, (iii) no Default or Event of Default has occurred and is continuing under the Indenture and (iv) RCCI assumes as co-obligor, by supplemental indenture, all of the obligations of Rogers Cable under the Securities and the Indenture.

WHEREAS, on a pro forma basis giving effect to the Release of Security for the Securities and any other Debt of Rogers Cable with similar release provisions, (A) no Debt of Rogers Cable will be outstanding and (B) there will be no availability to Rogers Cable under any bank credit facilities, operating credit facilities or swap agreements, in the case of each of (A) and (B) that is or are secured by a Lien of the Pledge Agreement or any Collateral Document or any other Lien on the Deed of Trust Collateral;

WHEREAS, each of Standards & Poor’s Ratings Group and Fitch IBCA has assigned a rating of Investment Grade to the Securities;

WHEREAS, no Default or Event of Default has occurred and is continuing under the Indenture;

WHEREAS, pursuant to Section 1018(a)(iv) of the Indenture, in connection with the Release of Security, RCCI is required to execute and deliver to the Trustee a supplemental indenture assuming all of the obligations of Rogers Cable under the Securities and the Indenture;

WHEREAS, Rogers Cable, RCCI and the Trustee desire that, concurrently with the Release of Security, RCCI shall assume, as a co-obligor, on a joint and several basis with Rogers Cable, all of Rogers Cable’s obligations under the Securities and the Indenture;

WHEREAS, Section 901 of the Indenture provides that without the consent of any Holders, Rogers Cable, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture, to among other things, make any change that does not adversely affect the rights of any Holder; and

WHEREAS, Rogers Cable has complied with all conditions precedent provided for in the Indenture relating to this Supplemental Indenture.

NOW, THEREFORE, and for and in consideration of the foregoing premises, Rogers Cable, RCCI and the Trustee hereby agree for the equal and ratable benefit of the Holders as follows:

1.           Capitalized Terms.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.           Assumption by RCCI.  RCCI hereby assumes, as a co-obligor on a joint and several basis with Rogers Cable, all obligations and covenants of Rogers Cable under the Indenture and the Securities, including for the due and punctual payment of the principal of, premium, if any, and interest on all Securities issued or to be issued pursuant to the Indenture and the performance or observance of each other obligation and covenant set forth in the Indenture to be performed or observed on the part of Rogers Cable.

3.           References to the “Company” in the Indenture.  All references to the “Company” in the Indenture shall be deemed to be references to each of Rogers Cable and RCCI, as co-obligors on a joint and several basis; provided that (i) with respect to any matter to be determined on a consolidated basis for the Company and its Restricted Subsidiaries, such matter shall be determined for Rogers Cable and its Restricted Subsidiaries, treating RCCI for such purposes as a Restricted Subsidiary; (ii) where the context requires that a reference to the “Company” refer to a single entity only, such reference shall be deemed to be to Rogers Cable only; and (iii) all references to the board of directors or any officer of the “Company” shall be deemed to be references to the board of directors or such officer of Rogers Cable.

4.           Notices.  Section 106(b) of the Indenture is hereby amended and restated in its entirety as follows:

“(b)  Rogers Cable Inc. or Rogers Cable Communications Inc. by the Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or delivered in writing to Rogers Cable Inc. or Rogers Cable Communications Inc., as the case may be, to 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada, M4W 1G9, Attention: Vice-president, Treasurer, fax: 416-935-3598, with a copy to the Vice-President, General Counsel and Secretary, fax: 416-935-3548, or, in either case, at any other address previously furnished in writing to the Trustee by Rogers Cable Inc. or Rogers Cable Communications Inc.”

5.           Deletion of Certain Provisions.  Each of clauses (i), (j) and (l) of Section 501 (Events of Default), Section 902 (Actions by the Trustee under the Deed of Trust and Certain Amendments to the Inter-Creditor Agreement without the Consent of Holders), clause (e) of Section 903 (Supplemental Indentures and Certain Amendments with the Consent of Holders), Section 904 (Amendments to Collateral Documents), Section 1007 (Insurance), Section 1008 (Limitation on Liens), Section 1018 (Release of Security), Article Twelve (Security Documents) and Exhibit C of the Indenture is hereby deleted in its entirety and, in the case of each such section, clause and exhibit, replaced with the phrase “[Intentionally Omitted]”.  All references to such sections or clauses shall also be deleted throughout the Indenture, and such sections, clauses and references thereto shall be of no further force or effect.

6.           Other Amendments to the Indenture.  All definitions in the Indenture which are used exclusively in the sections and clauses deleted pursuant to Sections 5 of this Supplemental Indenture or whose sole use or uses in the Indenture were eliminated in the revisions set forth in Section 5 of this Supplemental Indenture are hereby deleted.  All references, including references in Article Five (Remedies), Section 1009 (Restricted Subsidiaries) and the second paragraph of Section 801 (The Company May Amalgamate, etc., only on Certain Terms), in the Indenture to sections and clauses deleted by Section 5 of this Supplemental Indenture, including all references to Bondholders’ Resolution, Collateral Documents, Deed of Trust, Deed of Trust Bondholders, Deed of Trust Bonds, Deed of Trust Collateral, Deed Trustee, Designated Subsidiary, Inter-Creditor Agreement, Mortgaged Property, Pledge Agreement, Release Date, Senior Secured Bondholders, Specifically Mortgaged Property, Trust Bond, Trust Estate, Unanimous Bondholders’ Resolution and similar references relating to the Deed of Trust or Release of Security, shall also be deleted in their entirety.

7.           Amendment to the Securities.  The Securities include or refer to certain of the foregoing provisions from the Indenture to be deleted or amended pursuant to Sections 3, 4, 5 or 6 hereof. Such provisions or references in the Securities shall be deemed deleted or amended, as applicable, notwithstanding the form of any certificates representing the Securities.  The Exchange Securities shall be known as the “7.25% Senior Second Priority Notes due 2011”.

8.           Trustee’s Acceptance.  The Trustee hereby accepts this Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

9.           Responsibility of Trustee.  The recitals contained herein shall be taken as the statements of Rogers Cable and RCCI, and the Trustee assumes no responsibility for the correctness of such recitals.  The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

10.           Effect of Supplemental Indenture.  Upon the execution and delivery of this Supplemental Indenture by Rogers Cable, RCCI and the Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of a Security heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby; provided that the assumption and amendments effected pursuant to Sections 2, 3 and 4 hereof shall be deemed effective concurrently with the Release of Security; provided further that the amendments effected pursuant to Sections 5, 6 and 7 hereof shall be deemed effective immediately after the Release of Security (except for those amendments to the Securities effected pursuant to Section 7 hereof relating to Sections 3 and 4 hereof, which shall be deemed effective concurrently with the Release of Security); provided further that the deletion of Section 1018(c) of the Indenture pursuant to Section 5 hereof shall not be deemed effective until the Trustee has complied with that Company Order dated June 29, 2007 delivered pursuant to Section 1018(c) of the Indenture.

11.           Indenture Remains in Full Force and Effect.  Except as supplemented or amended hereby, all other provisions in the Indenture and the Securities, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect.

12.           Incorporation of Indenture.  All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

13.           Counterparts.  This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

14.           Effect of Headings.  The headings of this Supplemental Indenture are inserted for convenience of reference and shall not be deemed to be a part thereof.

15.           Conflict with Trust Indenture Act.  If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required or deemed under the Trust Indenture Act to be part of and govern any provision of this Supplemental Indenture, the provision of the Trust Indenture Act shall control.  If any provision of this Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

16.           Successors.  All covenants and agreements in this Supplemental Indenture by Rogers Cable and RCCI shall be binding upon and accrue to the benefit of their respective successors.  All covenants and agreements in this Supplemental Indenture by the Trustee shall be binding upon and accrue to the benefit of its successors.

17.           Benefits of Supplemental Indenture.  Nothing in this Supplemental Indenture, the Indenture or the Securities, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture, the Indenture or the Securities.

18.           GOVERNING LAW.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

* * *

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

ROGERS CABLE INC.,

By:	/s/ William W. Linton
Name: William W. Linton
Title: Senior Vice President

By:	/s/ M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

ROGERS CABLE COMMUNICATIONS, INC.,

By:	/s/ William W. Linton
Name: William W. Linton
Title: Senior Vice President

By:	/s/ M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

THE BANK OF NEW YORK, as Trustee,

By:	/s/ Van K. Brown
Name: Van K. Brown
Title: Vice President